March 4, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (713) 296-6458

G. Steven Farris
President, Chief Executive Officer and Chief Operating Officer
Apache Corporation
2000 Post Oak Blvd.
Suite 100
Houston, Texas 77056-4400

> **Re:** **Apache Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2007**
> **File No. 001-04300**

Dear Mr. Farris:

We have reviewed your February 25, 2008 response to our comments of January 18, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the strategic goals that were considered by your Committee in 2007. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor